UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Amarin Corporation plc
(Name of Issuer)
Ordinary Shares, 50 pence par value per share
(Title of Class of Securities)
02311107
(CUSIP Number)
Susan Haedt
Thomas, McNerney & Partners II, L.P.
60 S. 6th Street
Minneapolis, MN 55402
(612) 465-8660
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 19, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02311107

1	NAMES OF REPORTING PERSONS Thomas, McNerney & Partners II, L.P. (“TM&P”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,058,034, except that Thomas, McNerney & Partners II, LLC (“TM&P II”), the general partner of TM&P, may be deemed to have shared voting power, and James Thomas (“Thomas”), Pete McNerney (“McNerney”), Alex Zisson (“Zisson”), Pratik Shah (“Shah”), and Eric Aguiar, M.D. (“Aguiar”), the managing members of TM&P II, may be deemed to have shared power to vote these shares.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See response to row 7.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		2,058,034, except that TM&P II, the general partner of TM&P, may be deemed to have shared dispositive power, and Thomas, McNerney, Zisson, Shah, and Aguiar, the managing members of TM&P II, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER

See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,058,034.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	02311107

1	NAMES OF REPORTING PERSONS TMP Nominee II, LLC (“TMPN”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		21,494, except that Thomas and McNerney, the managing members of TMPN, may be deemed to have shared power to vote these shares.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See response to row 7.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		21,494, except that Thomas and McNerney, the managing members of TMPN, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER

See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,494.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.02%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	02311107

1	NAMES OF REPORTING PERSONS TMP Associates II, L.P. (“TMPA”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		7,288, except that TM&P II, the general partner of TMPA, may be deemed to have shared voting power, and Thomas, McNerney, Zisson, Shah, and Aguiar, the managing members of TM&P II, may be deemed to have shared power to vote these shares.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See response to row 7.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		7,288, except that TM&P II, the general partner of TMPA, may be deemed to have shared dispositive power, and Thomas, McNerney, Zisson, Shah, and Aguiar, the managing members of TM&P II, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER

See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,288.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.007%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	02311107

1	NAMES OF REPORTING PERSONS Thomas, McNerney & Partners II, LLC (“TM&P II”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	8	SHARED VOTING POWER

2,065,322, of which (i) 2,058,034 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared voting power, and Thomas, McNerney, Zisson, Shah, and Aguiar, the managing members of TM&P II, may be deemed to have shared power to vote such shares, and (ii) 7,288 are directly owned by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared voting power, and Thomas, McNerney, Zisson, Shah, and Aguiar, the managing members of TM&P II, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

2,065,322, of which (i) 2,058,034 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared dispositive power, and Thomas, McNerney, Zisson, Shah, and Aguiar, the managing members of TM&P II, may be deemed to have shared power to dispose of such shares, and (ii) 7,288 are directly owned by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared dispositive power, and Thomas, McNerney, Zisson, Shah, and Aguiar, the managing members of TM&P II, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,065,322.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	02311107

1	NAMES OF REPORTING PERSONS James Thomas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. citizen

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	8	SHARED VOTING POWER

2,086,816, of which (i) 2,058,034 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared voting power, and Thomas, a managing member of TM&P II, may be deemed to have shared power to vote such shares, (ii) 21,494 are owned directly by TMPN, and Thomas, a managing member of TMPN, may be deemed to have shared power to vote such shares, and (iii) 7,288 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared voting power, and Thomas, a managing member of TM&P II, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

2,086,816, of which (i) 2,058,034 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared dispositive power, and Thomas, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares, (ii) 21,494 are owned directly by TMPN, and Thomas, a managing member of TMPN, may be deemed to have shared power to dispose of such shares, and (iii) 7,288 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared dispositive power, and Thomas, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,086,816.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	02311107

1	NAMES OF REPORTING PERSONS Pete McNerney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. citizen

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	8	SHARED VOTING POWER

2,086,816, of which (i) 2,058,034 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared voting power, and McNerney, a managing member of TM&P II, may be deemed to have shared power to vote such shares, (ii) 21,494 are owned directly by TMPN, and McNerney, a managing member of TMPN, may be deemed to have shared power to vote such shares, and (iii) 7,288 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared voting power, and McNerney, a managing member of TM&P II, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

2,086,816, of which (i) 2,058,034 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared dispositive power, and McNerney, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares, (ii) 21,494 are owned directly by TMPN, and McNerney, a managing member of TMPN, may be deemed to have shared power to dispose of such shares, and (iii) 7,288 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared dispositive power, and McNerney, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,086,816.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	02311107

1	NAMES OF REPORTING PERSONS Alex Zisson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. citizen

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	8	SHARED VOTING POWER

2,065,322, of which (i) 2,058,034 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared voting power, and Zisson, a managing member of TM&P II, may be deemed to have shared power to vote such shares, and (ii) 7,288 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared voting power, and Zisson, a managing member of TM&P II, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

2,065,322, of which (i) 2,058,034 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared dispositive power, and Zisson, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares, and (ii) 7,288 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared dispositive power, and Zisson, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,065,322.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	02311107

1	NAMES OF REPORTING PERSONS Pratik Shah

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. citizen

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	8	SHARED VOTING POWER

2,065,322, of which (i) 2,058,034 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared voting power, and Shah, a managing member of TM&P II, may be deemed to have shared power to vote such shares, and (ii) 7,288 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared voting power, and Shah, a managing member of TM&P II, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

2,065,322, of which (i) 2,058,034 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared dispositive power, and Shah, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares, and (ii) 7,288 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared dispositive power, and Shah, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,065,322.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	02311107

1	NAMES OF REPORTING PERSONS Dr. Eric Aguiar

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. citizen

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	8	SHARED VOTING POWER

2,065,322, of which (i) 2,058,034 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared voting power, and Aguiar, a managing member of TM&P II, may be deemed to have shared power to vote such shares, and (ii) 7,288 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared voting power, and Aguiar, a managing member of TM&P II, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

2,065,322, of which (i) 2,058,034 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared dispositive power, and Aguiar, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares, and (ii) 7,288 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared dispositive power, and Aguiar, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,065,322.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This Amendment No. 1 is being filed on behalf of Thomas, McNerney & Partners II, L.P. (“TM&P”), TMP Nominee II, LLC (“TMPN”), TMP Associates II, L.P. (“TMPA”), Thomas, McNerney & Partners II, LLC (“TM&P II”), James Thomas (“Thomas”), Pete McNerney (“McNerney”), Alex Zisson (“Zisson”), Pratik Shah (“Shah”), and Eric Aguiar, M.D. (“Aguiar”) (collectively the “Reporting Persons,” and each, a “Reporting Person”) to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission on May 29, 2008 (the “Schedule 13D”) on behalf of Sofinnova Venture Partners VII, L.P., Sofinnova Management VII, L.L.C., Michael F. Powell, Ph.D., James I. Healy, M.D., Ph.D., Eric P. Buatois, Caduceus Private Investments III, LP, OrbiMed Capital GP III LLC, OrbiMed Associates III, LP, OrbiMed Advisors LLC, Samuel D. Isaly, Panorama Capital, L.P., Panorama Capital Management, LLC, Srinivas Akkaraju, M.D., Ph.D., Christopher J. Albinson, Rodney A. Ferguson, Shahan D. Soghikian, Damion Wicker, the Reporting Persons, Longitude Venture Partners, L.P., Longitude Capital Partners, LLC, Patrick Enright, Juliet Tammenons Bakker and Longitude Capital Associates, L.P. (other than the Reporting Persons, collectively, the “Other Shareholders”), relating to the ordinary shares, 50 pence par value per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”) of Amarin Corporation plc (the “Company”), each ordinary share represented by one American Depositary Share (each, an “ADS,” and collectively, the “ADSs”). The ADSs are listed on the Nasdaq Capital Market. The shares reported herein do not reflect any shares held by the Other Shareholders because the Other Shareholders and the Reporting Persons no longer constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as expressly set forth herein, there have been no changes to the information regarding the Reporting Persons set forth in the Schedule 13D. The mailing address of the Company’s principal executive offices is First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland.

ITEM 2.	IDENTITY AND BACKGROUND.
(a) This statement is being filed by the Reporting Persons.
(b) The following is the principal business address and the address of the principal office for each of (A) TM&P, (B) TM&P II, (C) TMPN, (D) TMPA, (E) Thomas, (F) McNerney, (G) Zisson, (H) Shah and (I) Aguiar:
c/o Thomas McNerney & Partners II, LLC
60 S. 6th St. Suite 3620
Minneapolis, MN 55402
(c) & (f) Each of TM&P and TMPA is a Delaware limited partnership whose primary business is to make venture capital and/or private equity investments. TMPN is a Delaware limited liability company whose primary business is to make venture capital and/or private equity investments. TM&P II, the general partner of each of TM&P and TMPA, is a Delaware limited liability company. Thomas, McNerney, Zisson, Shah and Aguiar are individuals who are the managing members of TMP&A II and are each U.S. citizens.
(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION.
Coincident with the closing under the Securities Purchase Agreement, dated as of October 12, 2009 (the “2009 SPA”), among the Company and the purchasers named therein, all of the Company’s Preference Shares, including those held by the Reporting Persons, were converted into Ordinary Shares on a one-for-one basis. As a result, the rights attributable to the Preference Shares, including the right to elect four members of the board of directors of the Company, were terminated. The investors party to the Securities Purchase Agreement with the Company, dated May 13, 2008 (the “2008 SPA”), which include the Other Shareholders and the Reporting Persons, also agreed to (i) waive any preemptive rights they had with respect to the issuance of units under the 2009 SPA, (ii) the termination of the second tranche contemplated by the 2008 SPA and (iii) the termination of their right of first refusal to purchase up to their pro rata share of any offering by the Company of Ordinary Shares or any other class or series of capital stock, or any other security convertible into or exchangeable for Ordinary Shares or any other class or series of capital stock, and (iv) the termination of their registration rights under the 2008 SPA. As a result of the termination of foregoing rights, the Other Shareholders and the Reporting Persons no longer constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
(a) Please see rows 7-11 and 13 of the cover page for each Reporting Person. All percentages relating to beneficial ownership of Ordinary Shares are based on 98,801,974 Ordinary Shares outstanding as reported in the Company’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.
(b) Please see rows 7-11 and 13 of the cover page for each Reporting Person.
(c) No Reporting Person has effected any transaction in Ordinary Shares during the 60 days preceding the date hereof. Between October 13 and October 19, 2009, 1) TM&P sold an aggregate of 85,880 Ordinary Shares for an aggregate sale price of $139,469.49, 2) TMPA sold an aggregate of 322 Ordinary Shares for an aggregate sale price of $522.94 and 3) TMPN sold an aggregate of 898 Ordinary Shares for an aggregate sale price of $1,458.35.
(d) Not applicable.
(e) As of October 19, 2009, none of the Reporting Persons beneficially owns more than five percent of Ordinary Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Please see Item 4 above.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.
EXHIBIT 1.	Agreement as to Joint Filing of Schedule 13D, dated January 5, 2010 by and among TM&P, TM&P II, TMPN, TMPA, Thomas, McNerney, Zisson, Shah and Aguiar.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 5, 2010

THOMAS, MCNERNEY & PARTNERS II, L.P. a Delaware Limited Partnership
By:	Thomas, McNerney & Partners II, LLC a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ James Thomas
	Name:	James Thomas
	Title:	Manager

THOMAS, MCNERNEY & PARTNERS II, LLC a Delaware Limited Liability Company
By:	/s/ James Thomas
	Name:	James Thomas
	Title:	Manager

JAMES THOMAS
/s/ James Thomas
Name:	James Thomas
Title:	Manager

PETE MCNERNEY
By:	/s/ Pete McNerney
	Name:	Pete McNerney
	Title:	Manager

ALEX ZISSON
By:	/s/ Alex Zisson
	Name:	Alex Zisson
	Title:	Manager

PRATIK SHAH
By:	/s/ Pratik Shah
	Name:	Pratik Shah
	Title:	Manager

ERIC AGUIAR, M.D.
By:	/s/ Eric Aguiar
	Name:	Eric Aguiar
	Title:	Manager

TMP NOMINEE II, LLC a Delaware Limited Liability Company
By:	/s/ James Thomas
	Name:	James Thomas
	Title:	Manager

By:	/s/ Pete McNerney
	Name:	Pete McNerney
	Title:	Manager

TMP ASSOCIATES II, L.P. a Delaware Limited Partnership
By:	Thomas, McNerney & Partners II, LLC a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ James Thomas
	Name:	James Thomas
	Title:	Manager